UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule (13d-101)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-d2(a)

OSISKO GOLD ROYALTIES LTD
(Name of Issuer)

Common Shares
(Title of Class of Securities)

68827L101
(CUSIP Number)

Soulef Hadjoudj
Caisse de dépôt et placement du Québec
1000, place Jean-Paul-Riopelle
Montréal, Québec
H2Z 2B3
(514) 847-5998
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
CDP Investissements Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
15,502,240 (See Items 3 and 5)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
15,502,240 (See Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,502,240 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Caisse de dépôt et placement du Québec is the sole owner of CDP Investissements Inc, which directly holds 15,502,240 common shares. See Items 3 and 5 below.

(2) The percentage ownership interest is calculated based on 167,459,197 common shares outstanding, as reported in the Issuer’s Management’s Discussion and Analysis for the three months ended March 31, 2021.

1	NAMES OF REPORTING PERSONS
Caisse de dépôt et placement du Québec

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
15,502,240 (See Items 3 and 5)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
15,502,240 (See Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,502,240 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Caisse de dépôt et placement du Québec is the sole owner of CDP Investissements Inc., which holds 15,502,240 common shares. See Items 3 and 5 below.

(2) The percentage ownership interest is calculated based on 167,459,197 shares outstanding as reported in the Issuer’s Management’s Discussion and Analysis for the three months ended March 31, 2021.

ITEM 1.	SECURITY AND ISSUER.

This Statement is being filed with respect  to Common Shares (the "Shares") issued by Osisko Gold Royalties Ltd (the "Issuer").

The principal executive offices of the Issuer are located at 1100 des Canadiens-de-Montréal Avenue, # 300, Montreal (Quebec) CANADA, H3B 2S2.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)This Statement is being filed by CDP Investissements Inc. ("CDP") and Caisse de dépôt et placement du Québec ("CDPQ" and, together with CDP, the "Reporting Persons"). CDP is a wholly owned subsidiary of CDPQ.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CDP is a company organized and existing under the laws of Québec, Canada.  CDPQ is a legal person without share capital created by a special act of the Legislature of the Province of Québec.

(b) and (c)

The address for CDP is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3.

The principal business of CDP is as an investment holding company.

The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of CDP are available in Annex A to this Schedule 13D.

The address for CDPQ is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3.

The principal business of CDPQ is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province of Québec.

The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person are available in Annex A to this Schedule 13D.

(d)and (e) During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)The citizenship of the natural persons who are officers, directors or controlling persons of each of the Reporting Persons is set forth in Annex A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 31, 2017, CDP subscribed to 13,736,264 newly issued Shares from the Issuer in a private placement transaction, for an aggregate purchase price of $200,000,003.84, pursuant to a Subscription Agreement, dated as of June 4, 2017, (the "Subscription Agreement"), between CDP and the Issuer, and in which intervened CDPQ.

CDP also received from the Issuer, as capital commitment, an amount (paid in cash) equal to 5% of CDP’s aggregate subscription amount, as well as an additional 280,332 Shares.

A summary of the Subscription Agreement is set forth in Item 6.

The purchase price was funded by the assets of CDP.

ITEM 4.	PURPOSE OF TRANSACTION.

The Schedule 13D filed on August 10, 2017 by the Reporting Persons (the “Schedule 13D”) is hereby amended and supplemented as set forth below by this Amendment No.1 to the Schedule 13D.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of the close of business on July 15, 2021, the Reporting Persons are the beneficial owner of 15,502,240 Shares.

On July 31, 2017, the Issuer announced the acquisition of a precious metals portfolio of assets from Orion Mine Finance Group for US$506.8 million (the “Purchase Price”) (the “Transaction”).

The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

As part of the Transaction, CDP subscribed for 13,736,264 Shares, for an aggregate purchase price of $200,000,003.84 under a concurrent Private Placement (“Private Placement”) to fund a portion of the cash consideration and support the Transaction.

CDP purchased the Shares for investment purposes.

Each of the Reporting Persons expects to evaluate on an ongoing basis its interest in, and intentions with respect to, the Issuer. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (including in open market, privately negotiated or other transactions) acquire additional securities of the Issuer or its subsidiaries, including additional Shares; dispose of all or a portion of the securities of the Issuer or its subsidiaries, including the securities of the Issuer and its subsidiaries that it now owns or may hereafter acquire; enter into derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities.

Each of the Reporting Persons may also encourage, including, without limitation, through CDP designee on each of the Issuer's board of directors and/or communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer; existing or potential strategic partners; industry analysts; and other investment and financing professionals, the Issuer to consider or explore any of the items enumerated in the following paragraph.

Except as described above in this Item 4 and in Item 6, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The percentage calculations set forth in this Item 5 and the information on the cover page are based on there being 167,459,197 Shares outstanding.

(a)and (b)

As a result of the transactions described above and the transactions set forth in Annex B, CDP is the direct beneficial owner of 15,502,240 Shares. The Shares held by CDP represent 9.3 % of the Issuer's outstanding Shares.CDPQ, through its ownership of CDP, may be deemed to share voting and dispositive power over the Shares beneficially owned or deemed to be beneficially owned by CDP.

(c) The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Annex B. Except as otherwise disclosed therein, the Reporting Persons have not effected any transaction in the Shares in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Subscription Agreement
Pursuant to the Subscription Agreement, CDP agreed with the Issuer not to, directly or indirectly, sell, transfer or dispose of any Shares acquired in the Private Placement for a period of 180 days after the closing date of the Private Placement, subject to certain exceptions.

Investor’s Rights Agreement

-	Representation the Board of Directors

Under the terms of the Investor’s Rights Agreement dated as of July 31, 2017, between CDP and the Issuer (the “Investor’s Rights Agreement”), CDP has the right to appoint a director to the Board of Directors of the Issuer (the “Board”), subject to applicable board and shareholder approvals. (the “CDP Candidate”)

Upon joining the Board, the CDP Candidate shall sign an agreement under which the CDP Candidate shall undertake to tender his or her resignation to the Board should the Reporting Persons cease to beneficially own, or exercise control or direction over, 10% or more of the outstanding Shares.

-	Pre-Emptive Right

As long as the Reporting Persons hold 10% or more of the outstanding Shares, CDP shall have a pre-emptive right (the “Pre-Emptive Right”) entitling it to subscribe, or entitling CDPQ to subscribe, in connection with any issuance of Common Shares, equity securities of the Corporation, or securities which are convertible, exercisable or exchangeable against Common shares or equity securities of the Corporation (collectively, the “Securities”), upon conditions which shall be no less favorable than those afforded other subscribers of such issued Securities, up to a maximum of its interest in the issued Securities.

The foregoing summaries of the Subscription Agreement and the Investor’s Rights Agreement described in this Item 6 do not purport to be complete and, as such, are qualified in their entirety by the Subscription Agreement, including the Investor’s Rights Agreement which is an annex thereto, set forth in Exhibit 99.2 and 99.3 hereto and incorporated in this Item 6 by reference.

Except for the Share Purchase Agreement and the Investor’s Rights Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of July 16, 2021, between the Reporting Persons.

99.2
Subscription Agreement, dated as of June 4, 2017, between the Issuer and CDPQ Investissements Inc. (incorporated by reference to Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2017)

99.3
Investor’s Rights Agreement dated as of July 31, 2017, between CDP Investissements Inc. and the Issuer (incorporated by reference to Exhibit C to the Issuer's Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 on Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 10, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2021

CDP Investissements Inc.

By:	/S/ Sophie Rivest
	Name:	Sophie Rivest
	Title:	Corporate Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2021

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	/S/ Soulef Hadjoudj
	Name:	Soulef Hadjoudj
	Title:	Senior Director, Legal Affairs

Annex A

CDP INVESTISSEMENTS INC

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship

Kim Thomassin	1000, place Jean-Paul-Riopelle Montreal, Quebec, H2Z 2B3	Corporate Director and President	Canadian

François Boudreault	1000, place Jean-Paul-Riopelle Montreal, Quebec, H2Z 2B3	Corporate Director and Vice-President	Canadian

Christian Grimm	1000, place Jean-Paul-Riopelle Montreal, Quebec, H2Z 2B3	Corporate Director and Vice-President	Canadian

Sophie Rivest	1000, place Jean-Paul-Riopelle Montreal, Quebec, H2Z 2B3	Corporate Secretary	Canadian

Mélanie Julien	1000, place Jean-Paul-Riopelle	Assistant Corporate Secretary	Canadian

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Robert Tessier	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Chairman of the Board of Directors	Canadian
Jean-François Blais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Jean St-Gelais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Ivana Bonnet Zivcevic	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Serbian, French

Diane Lemieux	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and General Manager, Retraite Québec	Canadian
Ravy Por	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Michel Després	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and General Manager, Retraite Québec	Canadian
Gilles Godbout	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Alain Côté	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Sylvain Brosseau	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Jean La Couture	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President, Huis Clos Ltée	Canadian
Maria S. Jelescu Dreyfus	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Romanian
Wendy Murdock	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Lynn Jeanniot	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Charles Emond	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President, Chief Executive Officer and Corporate Director	Canadian

Maxime Aucoin	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Total Portfolio	Canadian
Helen Beck	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Equity Markets	Canadian
Claude Bergeron	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Chief Risk Officer and Head of Depositor Relationships	Canadian
Marc-André Blanchard	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of CDPQ Global	Canadian
Ani Castonguay	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Public Affairs	Canadian
Marc Cormier	1000, place Jean-Paul-Riopelle 6th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Fixed Income	French and Canadian
Martin Coiteux	1000, place Jean-Paul-Riopelle 4th floor Montréal, Québec H2Z 2B3	Head of Economic Analysis and Global Strategy	Canadian
Vincent Delisle	1000, place Jean-Paul-Riopelle 7th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Liquid Markets	Canadian
Ève Giard	1000, place Jean-Paul-Riopelle 5th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Talent and Performance	Canadian
Emmanuel Jaclot	1000, place Jean-Paul-Riopelle 8th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Infrastructure	French
Martin Laguerre	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Private Equity and Capital Solutions CDPQ US (New York)	Canadian/American

Maarika Paul	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Financial and Operations Officer	Canadian
Alexandre Synnett	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Technology Officer	Canadian
Kim Thomassin	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Investments in Québec and Stewardship Investing	Canadian
Nathalie Palladitcheff	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President and Chief Executive Officer Ivanohé Cambridge	French
Rana Ghorayeb	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President and Chief Executive Officer Otéra Capital	Canadian
Michel Lalande	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Legal Affairs and Secretariat	Canadian

Annex B

Schedule of Transactions

CDP Investissements Inc.

Reporting Person	Date of Transaction	Security	Amount of Securities Sold	Unit Cost (CAD)	Where and How Effected[1]
CDP Investissements Inc.	June 23, 2021	Common Shares	79,400	$17,34	Canada Toronto Stock Exchange
CDP Investissements Inc.	June 24, 2021	Common Shares	307,000	$17,19	Canada Toronto Stock Exchange
CDP Investissements Inc.	June 25, 2021	Common Shares	54,200	$17,01	Canada Toronto Stock Exchange
CDP Investissements Inc.	June 28, 2021	Common Shares	24,400	$17,03	Canada Toronto Stock Exchange
CDP Investissements Inc.	June 30, 2021	Common Shares	120,700	$17,01	Canada Toronto Stock Exchange
CDP Investissements Inc.	June 30, 2021	Common Shares	325,000	$17,00	Canada Toronto Stock Exchange
CDP Investissements Inc.	June 30, 2021	Common Shares	71,400	$17,00	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 2, 2021	Common Shares	17,900	$17,25	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 5, 2021	Common Shares	13,000	$17,32	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 5, 2021	Common Shares	60,000	$17,30	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 6, 2021	Common Shares	30,000	$17,35	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 6, 2021	Common Shares	397,000	$17,27$	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 6, 2021	Common Shares	275,000	$17,15	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 6, 2021	Common Shares	400,000	$17,18	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 7, 2021	Common Shares	250,000	$17,00	Canada Toronto Stock Exchange

1 All transactions were effected in the open market on the Toronto Stock Exchange.

CDP Investissements Inc.	July 7, 2021	Common Shares	50,000	$17,10	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 13, 2021	Common Shares	229,500	$17,00	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 13, 2021	Common Shares	64,700	$17,00	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 13, 2021	Common Shares	100,000	$17,00	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 14, 2021	Common Shares	460,800	$17,00	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 14, 2021	Common Shares	129,700	$17,10	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 15, 2021	Common Shares	68,000	$17,03	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 15, 2021	Common Shares	100,000	$17,03	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 15, 2021	Common Shares	100,000	$17,05	Canada Toronto Stock Exchange
CDP Investissements Inc.	July 15, 2021	Common Shares	525,000	$17,04	Canada Toronto Stock Exchange

Caisse de dépôt et placement du Québec

None.